GALIANO GOLD PROVIDES MIRADANI NORTH

EXPLORATION UPDATE

Vancouver, British Columbia, November 30, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce an update from its 2020 exploration program underway at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

Following on from the successful exploration drilling programs at Abore, Akwasiso and Nkran earlier in 2020 (see news releases dated June 25th, July 6th and September 8th, respectively), the focus of exploration drilling shifted in October to the Miradani trend, located approximately 10km south of the AGM processing plant.

A preliminary drilling campaign was conducted in April 2019 at the northern tip of the Miradani trend (see news release dated April 30, 2019), following on which the Company has now completed a 12 hole, Phase 2 drilling program and commenced a 50 hole Phase 3 drill program at Miradani North (formerly known as "Tontokrom").  This program has been designed to confirm and expand knowledge of intercepts identified in the 2019 drill program.  Phase 3 drilling is underway with 3 drill rigs and is designed to provide sufficient information and confidence for undertaking a resource estimate anticipated to be completed in Q1 2021.

Phase 1 Highlights (previously released April 30, 2019)

  Drilled 10 holes consisting of 3,140m total (1,080m reverse circulation and 2,060m diamond drill)
  Hole TTPC19-008 intersected 74m at 1.9 grams per tonne gold from 185m
  Hole TTPC19-009 intersected 56m at 3.0 grams per tonne gold from 99m
  Hole TTPC19-010 intersected 36m at 2.0 grams per tonne gold from 192m

Phase 2 and 3 Highlights to-date (drilled October/November 2020)

  Phase 2 - drilled 12 holes consisting of 3,785m total (596 m reverse circulation and 3189 m diamond drilling)
  Hole TTPC20-024 intersected 40m at 2.1 g/t gold from 86m
  Hole TTPC20-028 intersected 19m at 2.2 g/t gold from 287m
  Hole TTPC20-026 intersected 9m at 2.5 g/t gold from 302m

"Miradani is our top priority for exploration for the balance of 2020," said Greg McCunn, Chief Executive Officer.  "Current drilling has expanded earlier positive drill results and Phase 3 drilling is expected to provide us with sufficient data to carry out engineering studies and to fully evaluate Miradani North for development.  In early 2021, we plan to start a campaign of step-out drilling to expand our knowledge of the 5km long trend that makes up the complete Miradani target."

About Miradani North

Miradani North is located at the northeast end of an approximately 5 km long zone of artisanal workings.  It is also the site of a shallow historic open pit operation.  Drilling at this site in 2019 revealed drill intercepts of interest (Table 1).  Phase 2 drilling was designed to test mineralization at nominal 80m intervals (Figure 1 and Table 1) and is now completed.  A Phase 3 drilling program has commenced to infill drill the Miradani North target at 40m intervals (Figure 2 and Table 1) which management expects will provide sufficient data and confidence for a Resource Estimation.  Miradani North is situated approximately 10 km south of the Asanko Gold Mine's 5.4 million tonne per annum processing plant and is part of the Miradani Mining Lease.

Gold mineralization at Miradani North occurs in quartz veins and in association with silica flooding, arsenopyrite, and broader quartz-sericite-pyrite alteration.  Spatially, mineralization is within and adjacent to granitic intrusions, with two apparently different types of intrusive bodies present (Figure 3, 4, 5, and 6).  Mineralization appears to be a northwest dipping, subvertical mass.  Completion of the Phase 3 program is designed to further clarify the extent and shape of mineralization.

Table 1. Intercepts for Miradani North drilling

Hole_ID	From (m)	To (m)	Interval (m)	Grade (g/t)	Intercept	Year Drilled
TTPC19-001	87	89	2.0	3.2	2m @ 3.2 g/t	2019 Phase 1
TTPC19-001	128	141	13.0	2.6	13m @ 2.6 g/t	2019 Phase 1
TTPC19-001	152	154	2.0	1.0	2m @ 1.0 g/t	2019 Phase 1
TTPC19-001	162	172	10.0	1.1	10m @ 1.1 g/t	2019 Phase 1
TTPC19-001	197	206	9.0	0.7	9m @ 0.7 g/t	2019 Phase 1
TTPC19-002	68	85	17.0	1.1	17m @ 1.1 g/t	2019 Phase 1
TTPC19-002	91	107	16.0	1.7	16m @ 1.7 g/t	2019 Phase 1
TTPC19-002	114	116	2.0	1.8	2m @ 1.8 g/t	2019 Phase 1
TTPC19-002	120	122	2.0	1.2	2m @ 1.2 g/t	2019 Phase 1
TTPC19-002	149	152	3.0	25.5	3m @ 25.5 g/t	2019 Phase 1
TTPC19-002	156	178	22.0	1.2	22m @ 1.2 g/t	2019 Phase 1
TTPC19-002	189	228	39.0	1.8	39m @ 1.8 g/t	2019 Phase 1
TTPC19-004	32	38	6.0	0.6	6m @ 0.6 g/t	2019 Phase 1
TTPC19-004	84	88	4.0	1.0	4m @ 1.0 g/t	2019 Phase 1
TTPC19-004	105	107	2.0	1.9	2m @ 1.9 g/t	2019 Phase 1
TTPC19-004	150	152	2.0	1.1	2m @ 1.1 g/t	2019 Phase 1
TTPC19-004	160	174	14.0	0.8	14m @ 0.8 g/t	2019 Phase 1
TTPC19-004	182	189	7.0	1.5	7m @ 1.5 g/t	2019 Phase 1
TTPC19-004	199	211	12.0	1.4	12m @ 1.4 g/t	2019 Phase 1
TTPC19-005	229	231	2.0	1.0	2m @ 1.0 g/t	2019 Phase 1
TTPC19-005A	294	296.5	2.5	1.0	2.5m @ 1.0 g/t	2019 Phase 1

TTPC19-005A	307	309.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-005A	312.73	321	8.3	1.1	8.27m @ 1.1 g/t	2019 Phase 1
TTPC19-005A	342	353	11.0	1.2	11m @ 1.2 g/t	2019 Phase 1
TTPC19-005A	357	377.75	20.8	1.4	20.75m @ 1.4 g/t	2019 Phase 1
TTPC19-005A	389.5	399	9.5	0.7	9.5m @ 0.7 g/t	2019 Phase 1
TTPC19-005A	402.7	416.9	14.2	0.5	14.2m @ 0.5 g/t	2019 Phase 1
TTPC19-006A	17	19	2.0	0.6	2m @ 0.6 g/t	2019 Phase 1
TTPC19-006A	36	39	3.0	1.7	3m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	182	193.8	11.8	1.7	11.8m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	201	203	2.0	0.8	2m @ 0.8 g/t	2019 Phase 1
TTPC19-006A	242	264.9	22.9	1.5	22.9m @ 1.5 g/t	2019 Phase 1
TTPC19-006A	270.6	275	4.4	9.2	4.4m @ 9.2 g/t	2019 Phase 1
TTPC19-006A	280.6	297	16.4	2.4	16.4m @ 2.4 g/t	2019 Phase 1
TTPC19-006A	305.1	309.3	4.2	1.7	4.2m @ 1.7 g/t	2019 Phase 1
TTPC19-006A	315	319.1	4.1	2.2	4.1m @ 2.2 g/t	2019 Phase 1
TTPC19-008	90	94.8	4.8	1.4	4.8m @ 1.4 g/t	2019 Phase 1
TTPC19-008	98.17	108	9.8	2.3	9.83m @ 2.3 g/t	2019 Phase 1
TTPC19-008	113.55	122	8.5	1.8	8.45m @ 1.8 g/t	2019 Phase 1
TTPC19-008	187	198	11.0	2.1	11m @ 2.1 g/t	2019 Phase 1
TTPC19-008	202	244.6	42.6	2.2	42.6m @ 2.2 g/t	2019 Phase 1
TTPC19-008	248.7	259	10.3	2.2	10.3m @ 2.2 g/t	2019 Phase 1
TTPC19-008	270.9	273	2.1	1.3	2.1m @ 1.3 g/t	2019 Phase 1
TTPC19-009	80	84.3	4.3	2.3	4.3m @ 2.3 g/t	2019 Phase 1
TTPC19-009	99	155	56.0	3.0	56m @ 3.0 g/t	2019 Phase 1
TTPC19-009	166	173	7.0	0.8	7m @ 0.8 g/t	2019 Phase 1
TTPC19-009	192	200.53	8.5	1.2	8.53m @ 1.2 g/t	2019 Phase 1
TTPC19-009	204.46	223.2	18.7	1.1	18.74m @ 1.1 g/t	2019 Phase 1
TTPC19-009	234	239	5.0	0.4	5m @ 0.4 g/t	2019 Phase 1
TTPC19-010	145	151	6.0	1.0	6m @ 1.0 g/t	2019 Phase 1
TTPC19-010	175.5	181	5.5	0.8	5.5m @ 0.8 g/t	2019 Phase 1
TTPC19-010	192.4	229	36.6	2.0	36.6m @ 2.0 g/t	2019 Phase 1
TTPC19-010	244.8	251	6.2	0.8	6.2m @ 0.8 g/t	2019 Phase 1
TTPC19-010	257.7	264	6.3	0.5	6.3m @ 0.5 g/t	2019 Phase 1
TTPC19-010	268	270.3	2.3	0.8	2.3m @ 0.8 g/t	2019 Phase 1
TTPC19-010	288.8	295.2	6.4	1.4	6.4m @ 1.4 g/t	2019 Phase 1
TTDD20-019	301	303	2.0	1.5	2m @ 1.5 g/t	2020 Phase2
TTPC20-022	288	290	2.0	2.0	2m @ 2.0 g/t	2020 Phase2
TTPC20-022	301.3	304.5	3.2	1.7	3.2m @ 1.7 g/t	2020 Phase2
TTPC20-022	382	389	7.0	1.5	7m @ 1.5 g/t	2020 Phase2
TTPC20-026	19	28	9.0	2.5	9m @ 2.5 g/t	2020 Phase2
TTDD20-027	0	2.3	2.3	0.6	2.3m @ 0.6 g/t	2020 Phase2

TTDD20-027	5.5	11.4	5.9	0.7	5.9m @ 0.7 g/t	2020 Phase2
TTDD20-027	177.37	181.75	4.4	0.6	4.38m @ 0.6 g/t	2020 Phase2
TTDD20-027	302.1	305	2.9	5.0	2.9m @ 5.0 g/t	2020 Phase2
TTPC20-024	86	126	40.0	2.1	40m @ 2.1 g/t	2020 Phase 3
TTPC20-024	134	146.6	12.6	2.4	12.6m @ 2.4 g/t	2020 Phase 3
TTPC20-024	153.2	155.44	2.2	0.6	2.24m @ 0.6 g/t	2020 Phase 3
TTPC20-024	167	176	9.0	1.8	9m @ 1.8 g/t	2020 Phase 3
TTPC20-024	181	189.09	8.1	0.9	8.09m @ 0.9 g/t	2020 Phase 3
TTPC20-024	193	195	2.0	5.1	2m @ 5.1 g/t	2020 Phase 3
TTPC20-024	210.5	227	16.5	1.1	16.5m @ 1.1 g/t	2020 Phase 3
TTDD20-025	165	172.16	7.2	0.8	7.16m @ 0.8 g/t	2020 Phase 3
TTPC20-028	232	241	9.0	0.6	9m @ 0.6 g/t	2020 Phase 3
TTPC20-028	287	306	19.0	2.2	19m @ 2.2 g/t	2020 Phase 3
TTDD20-030	238.67	241.8	3.1	3.7	3.13m @ 3.7 g/t	2020 Phase 3
TTPC20-033	56	60	4.0	1.1	4m @ 1.1 g/t	2020 Phase 3
TTPC20-033	66	84	18.0	1.0	18m @ 1.0 g/t	2020 Phase 3

Note:  Intervals indicated are not true widths as there is insufficient geologic information to calculate true widths.  However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

Figure 1.  Plan view of geology and Phase 1 and 2 drill holes with intercepts.

Figure 2.  Plan view of geology and Phase 3 drilling currently in progress.

Figure 3. Cross sections through the core of the newly developing mineralized zone shows wide intervals of mineralization are spatially associated with granite; section 691800 with intercepts.

Section 4. Section 691830 with intercepts.

Figure 5.  Section 691860 with intercepts.

Figure 6.  Section 691919 with intercepts.

Asanko Gold Ghana Wins Best Company in Exploration

The Company is also pleased to announce for the third year in a row that Asanko Gold Ghana ("AGGL") won the "Best Company in Exploration" award from the Ghana Chamber of Mines at the annual Ghana Mining Industry Awards Ceremony. "With a continued focus on exploration we are pleased to have won this award," said Greg McCunn, CEO.  "Our reinvigorated exploration program commenced earlier this year and we have seen positive results to date which resulted in a significant increase to our budget midway through the program.  We believe that as we continue drilling, we will be able to unlock meaningful value on this underexplored land package."

Enquiries:

Greg McCunn

Chief Executive Officer

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com

Qualified Person and QA/QC

Dr. Paul Klipfel, CPG, Senior Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Dr. Klipfel is responsible for all aspects of the work including the Quality Control/Quality Assurance programs and has verified the data disclosed. Dr. Klipfel is not independent of Galiano Gold Inc.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples.  All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish.  Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking.  Higher grade samples are re-analysed from pulp or reject material or both.  Intertek is an international company operating in 100 countries and is independent of Galiano.  It provides testing for a wide range of industries including the mining, metals, and oil sectors.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding future mining at Miradani North, including with respect to the nature and extent of possible pit designs and the commencement of further mining along the Miradani trend; the undertaking of a resource estimate with respect to the Company's exploration program, including the timing and results thereof; the expected results of the exploration program (including its ability to provide the confidence for undertaking a resource estimate and further engineering studies) and the nature and timing of future exploration programs; information regarding planned future exploration, drilling and mining. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; mining at the proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; that the Joint Venture approves the Company's increase to the exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.